Cane Clark LLP				3273 E. Warm Springs Las Vegas, NV 89120
Kyleen E. Cane*	Bryan R. Clark^	Chad Wiener+	Scott P. Doney~	Telephone: 702-312-6255
Facsimile: 702-944-7100
Email: cwiener@caneclark.com

May 18, 2006

UNITED STATES SECURITIES AND EXCHANGE
COMMISSION-Division of Corporation Finance
Mail Stop 7010
100 F. Street NE
Washington, D.C. 20549-7010

ATTENTION: Amanda Sledge

Re:	Planet411.com
Form 10-KSB for Fiscal Year Ended June 30, 2005 Filed November 3, 2005
Form 10-QSB for the Fiscal Quarter Ended September 30, 2005 Filed November 14, 2005 File No.: 0-27645
 ________________________________________________________________________________

We write on behalf of Planet 411.com (the “Company”) in response to Staff's letter of May 5, 2006 by Steven Jacobs, Accounting Branch Chief at the United States Securities and Exchange Commission, (the “Commission”) regarding the above-referenced Form 10-KSB and Form 10-QSB (the “Comment Letter”). On behalf of the Company, we have attached to this response letter as an exhibit the revisions proposed to be included in the Amended Annual Report on Form 10-KSB for the fiscal year ended June 30, 2005 and the Amended Quarterly Report on Form 10-QSB for the quarter ended December 31, 2005 when all comments have been satisfied in your review process.

The factual information provided herein relating to the Company has been made available to us by the Company. Paragraph numbering used for each response corresponds to the numbering used in the Comment Letter.

Form 10-KSB for the Fiscal Year ended June 30, 2005

General

1.
We have reviewed your responses and proposed revisions related to prior comments 2 and 4. Please file an amended Form 10-KSB that incorporates the revised auditor’s report as well as the revised Item 8A disclosure.

In response to this comment, the Company confirms that it will file an Amended Form 10-KSB that incorporates the revised auditor’s report as well as the revised Item 8A disclosure when all comments have been satisfied in your review process.

Statements of Cash Flows, page F-5

2.
Please tell us how you considered the guidance in paragraphs 15 through 24 of SFAS 95 in determining that cash flows related to loan payable to shareholders should be classified in cash flows from operations for the fiscal year ended June 30, 2005 and for the six months ended December 31, 2005, as reported in your Form 10-QSB.

In response to this comment, the Company revised the statements of cash flows for the fiscal year ended June 30, 2005 and the six months ended December 31, 2005 to properly classify cash flows related to loans payable to shareholders as cash flows from financing activities. Attached is a copy of the revised statements of cash flows proposed to be included in the Amended Annual Report on Form 10-KSB for the fiscal year ended June 30, 2005 and Amended Quarterly Report on Form 10-QSB for the quarter ended December 31, 2005 when all comments have been satisfied in your review process.

If you have any questions regarding this comment letter, please feel free to contact me at
702-312-6255.

Sincerely,
CANE CLARK LLP

/s/ Chad Wiener
Chad Wiener, Esq.

PLANET411.COM, INC.
STATEMENTS OF CASH FLOWS

	For the Year Ended June 30, 2005	For the Year Ended June 30, 2004

Cash flows from operating activities:
Net loss	$(33,599)	$(4,442)
Adjustments to reconcile net loss to net cash used by operating activities:
Changes in operating assets and liabilities:
Change in accounts payable	1,525	3,604
Change in accrued liabilities	1,948	--
Net cash used by operating activities	(30,126)	(838)

Cash flows from financing activities:
Proceeds from issuance of common stock	20,000	--
Change in loans payable to shareholder	10,000	(2,984)
Net cash provided by financing activities	30,000	(2,984)

Net change in cash	(126)	(3,822)

Cash, beginning of period	505	4,327

Cash, end of period	$379	$505

See Accompanying Report of Independent Registered Accounting Firm and Notes to Financial Statements

PLANET411.COM, INC.
STATEMENTS OF CASH FLOWS
(UNAUDITED)

	For the six months ended June 30, 2005	For the six months ended June 30, 2004

Cash flows from operating activities:
Net loss	$(12,336)	$(56)
Adjustments to reconcile net loss to net cash used by operating activities:
Changes in operating assets and liabilities:
Change in accounts payable	3,559	--
Net cash used by operating activities	(8,777)	(56)

Cash flows from financing activities:
Change in loans payable to shareholder	9,652	--
Net cash provided by financing activities	9,652	--

Net change in cash	875	(56)

Cash, beginning of period	379	505

Cash, end of period	$1,254	$449

See Accompanying Report of Independent Registered Accounting Firm and Notes to Financial Statements